
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

March 15, 2005


05006685

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated March 15, 2005 [English translation].
2. Amendment Press Release dated March 15, 2005 [English translation].

dlw 3/23

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

March 15, 2005

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary

(Sumisho Electronics Co., Ltd.)

This is to inform you that a subsidiary of Sumitomo Corporation, Sumisho Electronics Co., Ltd. has revised its projections on performance for the fiscal year ending March 31, 2005 (April 1, 2004 to March 31, 2005) announced on April 28, 2004.

Attachment:

Disclosed material of Sumisho Electronics Co., Ltd.

SSE

Contact:
Tetsuya Fukunaga
Chief Financial Officer
Tel +81-3-5217-5130

Revision of Earnings Forecasts for the Fiscal Year Ending March 31, 2005

TOKYO, March 15, 2005 --- Sumisho Electronics Co., Ltd. (SSE), announced today its revision of earnings forecasts for the fiscal year ending March 31, 2005 (fiscal year 2004) as follows:

Revision of consolidated forecast for fiscal year 2004 (April 1, 2004 to March 31, 2005)

(Millions of Yen)

	Sales	Ordinary Income	Net Income
Previous Forecast (A)	65,000	2,400	1,300
Revised Forecast (B)	57,000	2,400	1,300
Change (B − A)	△8,000	0	0
Rate of Change (%)	△12.3%	-	-
(For reference) Results of FY 2003 (Ended March 31, 2004)	62,942	1,617	1,214

Revision of non-consolidated forecast for fiscal year2004 (April 2004 to March 2005)

(Millions of Yen)

	Sales	Ordinary Income	Net Income
Previous Forecast (A)	64,300	2,200	1,200
Revised Forecast (B)	56,000	2,200	1,200
Change (B − A)	△8,300	0	0
Rate of Change (%)	△12.9%	-	-
(For reference) Results of FY 2003 (Ended March 31, 2004)	60,902	1,508	1,626

With its ongoing focus on profitability, the company has been reorganizing its business portfolio by both reviewing existing businesses and entering into new areas.

Due mainly to its exit from less profitable businesses, including system development for governmental agencies and educational institutions, together with delay in a new business development in the area of CATV systems, the company decided to change its forecast of consolidated annual sales to JPY 57,000 million.

The company's successful shift to highly profitable businesses with its value-added system integration services has been improving gross profit margin, which, as a result, has enhanced company-wide profitability for this fiscal year. Therefore, it's management team set forecasts of consolidated ordinary income and net income unchanged, at JPY 2,400 million, JPY1,300 million respectively.

Note: The earnings forecasts above are based on certain premises derived from information that has been available to the company at this time. As a result of various factors that may arise in the future, the actual results may differ from the company's forecasts.

About Sumisho Electronics Co., Ltd.

Sumisho Electronics Co., Ltd., or SSE, is one of the leading IT solution providers in Japan. As an affiliate of the Sumitomo Corporation, the Company plays a central role in the area of information technology within the group. Founded in 1975, the company has been committed to bringing in leading edge systems from both here and abroad. SSE's services spans three business areas: Engineering Solutions for enhanced manufacturing operations, Business Solutions for innovation of corporate management systems, and Network Solutions for information infrastructure renovation

For Immediate Release

(This is an English translation of the Japanese original.)

March 15, 2005

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

(Amendment) Notice Concerning the Revision of Projections on Performance of our Subsidiary (Sumisho Electronics Co., Ltd.)

This is to inform you that Sumitomo Corporation has amended the Immediate Release dated March 15, 2005, "Notice Concerning the Revision of Projections on Performance of our Subsidiary (Sumisho Electronics Co., Ltd.) " as follows.

	Previous disclosure	Amended disclosure
Disclosure material	··· announced on April 28, 2004.	··· announced on April 27, 2004.
Attachment P.1 the beginning	··· announced on April 28, 2004.	··· announced on April 27, 2004.
Attachment P.1 1. (title)	Revision of consolidated forecast for the first half of fiscal year 2004	Revision of consolidated forecast for the fiscal year 2004
Attachment P.1 1. ② "Revision of non-consolidated forecast for fiscal year2004 (April 2004 to March 2005) (For reference) Results of FY 2003 (Ended March 31, 2004) " Ordinary Income Net Income	 1,508 1,626	 1,626 751

Amended attachment:

as stated on the next page



Sumisho Electronics Co., Ltd.

Contact:
Tetsuya Fukunaga
Chief Financial Officer
Tel +81-3-5217-5130

Revision of Earnings Forecasts for the Fiscal Year Ending March 31, 2005

TOKYO, March 15, 2005 --- Sumisho Electronics Co., Ltd. (JASDAQ: 7556), announced today the following revisions of earnings forecasts for the fiscal year ending March 31, 2005 (fiscal year 2004) from those announced on April 27,2004.

1. Revision of the forecast for the year ending March 31, 2005 (April 1, 2004 to March 31,2005)

①Revision of consolidated forecast for fiscal year 2004 (April 1, 2004 to March 31, 2005)

(Millions of Yen)

	Sales	Ordinary Income	Net Income
Previous Forecast (A)	65,000	2,400	1,300
Revised Forecast (B)	57,000	2,400	1,300
Change (B - A)	△8,000	0	0
Rate of Change(%)	△12.3%	-	-
(For reference) Results of FY 2003 (Ended March 31, 2004)	62,942	1,617	1,214

②Revision of non-consolidated forecast for fiscal year2004 (April 1, 2004 to March 31, 2005)

(Millions of Yen)

	Sales	Ordinary Income	Net Income
Previous Forecast (A)	64,300	2,200	1,200
Revised Forecast (B)	56,000	2,200	1,200
Change (B - A)	△8,300	0	0
Rate of Change(%)	△12.9%	-	-
(For reference) Results of FY 2003 (Ended March 31, 2004)	60,902	1,626	751

2. Reasons for the revised forecasts

With its ongoing focus on profitability, the company has been reorganizing its business portfolio by both reviewing existing businesses and entering into new areas.

Due mainly to its exit from less profitable businesses, including system development for governmental agencies and educational institutions, together with delay in a new business development in the area of CATV systems, the company decided to change its forecast of consolidated annual sales to JPY 57,000 million.

The company's successful shift to highly profitable businesses with its value-added system integration services has been improving gross profit margin, which, as a result, has enhanced company-wide profitability for this fiscal year. Therefore, it's management team set forecasts of consolidated ordinary income and net income unchanged, at JPY 2,400 million, JPY1,300 million respectively.

Note: The earnings forecasts above are based on certain premises derived from information that has been available to the company at this time. As a result of various factors that may arise in the future, the actual results may differ from the company's forecasts.

About Sumisho Electronics Co., Ltd.
Sumisho Electronics Co., Ltd., or SSE, is one of the leading IT solution providers in Japan. As an affiliate of the Sumitomo Corporation, the Company plays a central role in the area of information technology within the group. Founded in 1975, the company has been committed to bringing in leading edge systems from both here and abroad. SSE's services spans three business areas: Engineering Solutions for enhanced manufacturing operations, Business Solutions for innovation of corporate management systems, and Network Solutions for information infrastructure renovation. For more information, please visit the SSE web page at http://www.sse.co.jp/.